EXHIBIT 12
PULTEGROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
($000’s omitted)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes	$689,758	$527,822	$183,554	$(310,300)	$(1,234,546)
Fixed charges	139,422	162,418	210,394	231,208	281,582
Amortization of capitalized interest	194,728	255,065	224,291	189,382	180,918
Capitalized interest	(131,444)	(154,107)	(201,103)	(221,071)	(264,932)
Distributions in excess (less than) earnings of affiliates	(3,476)	767	3,324	3,628	2,601
Income as adjusted	$888,988	$791,965	$420,460	$(107,153)	$(1,034,377)
Fixed charges:
Interest expensed and capitalized	$131,069	$154,819	$202,395	$222,383	$269,296
Portion of rents representative of interest factor	8,353	7,599	7,999	8,825	12,286
Fixed charges	$139,422	$162,418	$210,394	$231,208	$281,582
Ratio of earnings to fixed charges (a)	6.4	4.9	2.0	—	—
Note: The ratios of earnings to fixed charges set forth above are computed on a consolidated basis. Fixed charges are comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)
Earnings for years ended December 31, 2011and 2010 were inadequate to cover fixed charges. Additional earnings of $338.4 million, and $1.3 billion, respectively, would have been necessary to bring the ratio to 1.0.